July 25, 2013

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Envision Healthcare Holdings, Inc.
Registration Statement on Form S-1
Filed June 13, 2013
File No. 333-189292

Dear Mr. Riedler:

This letter sets forth the responses of Envision Healthcare Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated July 23, 2013, relating to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, File No. 333-189292, filed on July 15, 2013 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Enclosed with the paper copy of this letter are five copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on July 15, 2013.

Jeffrey P. Riedler	2	July 25, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Trade and Other Accounts Receivable, page 64

1.             We acknowledge your response to comment 11.  Please revise your disclosure to address the following:

a.              As your allowance for uncompensated care is related principally to self-pay patients per your disclosure, please provide an aging of this payor on a gross basis.  If you provide a contractual allowance for self-pay patients please supplement the aging with a discussion of such contractual allowance.

b.              Per the tabular disclosure on F-17 you appear to be recording a provision for uncompensated care well in excess of your self-pay revenue.  Please revise your disclosure to explain what this portion of your provision and allowance for uncompensated care represents.

In response to the Staff’s comment, the Registrant revised its disclosure in Amendment No. 2 as follows:

a.              The Registrant has revised the disclosure on page 63 of Amendment No. 2 to include a table setting forth an aging for self-pay patients on a gross basis for all balance sheet periods presented.  There are no significant allowances for contractual discounts for self-pay receivables.

b.              The Registrant has revised the disclosure on page 63 of Amendment No. 2 to include additional discussion regarding the portion of its uncompensated care provision and allowance that relates to co-pays, deductibles and certain uncollectible hospital subsidy payments.

Revenue Recognition, page 66

2.             We acknowledge your response to comment 12.  For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual and uncompensated care adjustments in aggregate that you recorded in the current period.

In response to the Staff’s comment, the Registrant revised the disclosure on page 67 of Amendment No. 2 to include the amount of changes in estimates of prior period contractual and uncompensated care adjustments in aggregate that were recorded in the current period; this additional disclosure includes all income statement periods presented.

Jeffrey P. Riedler	3	July 25, 2013

Index to Consolidated Financial Statements

Summary of Significant Accounting Policies

Merger, page F-18

3.             We acknowledge your response to comment 26.  Please tell us how you determined that the entire $40 million CD&R transaction fee and the $2.6 million out-of-pocket and consulting expenses were able to be capitalized and that none of the fees related to acquisition-related costs that are to be expensed per ASC 805-10-25-23.  In addition tell us how you determined that such fees were reasonable in relation to fees charged for similar but separately executed arrangements.

The Registrant has informed us that it received a detailed invoice from Clayton, Dubilier & Rice, LLC (“CD&R”) relating to the $40 million transaction fee, which was paid for substantive services performed by CD&R in connection with obtaining debt and equity financing related to the May 2011 merger.  The invoice specifically identified 45% of this fee, or $18 million, as fees incurred in relation to CD&R’s services in connection with obtaining debt financing, including: (i) analyzing debt instruments and potential structures, (ii) providing information and responding to prospective lenders, (iii) assistance with the negotiation, terms and conditions of the credit agreement and other financing documents and (iv) assistance with marketing the new financing by providing substantive assistance in preparing an offering memorandum, bank book, roadshow and other presentations and meeting with credit rating agencies.  Such $18 million portion of the fee was capitalized as debt issue costs in accordance with ASC 835-30-45-3.  The Registrant has informed us that the remaining 55% of this fee, or $22 million, was paid to CD&R in its role as advisor to investment funds sponsored by, or affiliated with, CD&R and to facilitate “the direct equity contribution of CD&R limited partners in the Transaction.”  CD&R’s work included responding to, and gathering data to present to, such limited partners in respect of the Registrant’s businesses and the structure and the opportunity of the investment.  This portion of the fee was deducted from the proceeds of the equity pursuant to SAB Topic 5-A.

In accordance with ASC 850-10-50-5, “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist.  Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”  While related party transactions cannot be presumed to be carried out on an arm’s-length basis, the Registrant assessed the reasonableness of these fees as follows:

•                  the interest rate of the term loan at the time of the merger, just considering the interest payments, was 5.25% (which was a variable rate at the time of the merger comprised of a LIBOR floor of 1.5% plus 3.75%).  By including all

Jeffrey P. Riedler	4	July 25, 2013

costs capitalized, the effective interest rate was approximately 5.46%.  On the unsecured senior bonds, the fixed interest rate is 8.125%.  By including all costs capitalized, the effective interest rate on the senior bonds is approximately 8.25%.  In each case, management concluded that the effective interest rate was consistent with an effective market interest rate; and

•                  the total fees related to the raising of capital were less than 4%, which is consistent with fees an underwriter might charge in an offering.

With respect to the $2.6 million out-of-pocket and consulting fees, the Registrant has informed us that the single largest item was a $1.1 million fee paid to Moody’s Investor Services, Inc. in relation to their review and rating of the new debt issued.  This amount was capitalized as a debt issue cost pursuant to ASC 835-30-45-3.  The remaining $1.5 million is comprised of numerous smaller fees incurred by CD&R for third party consulting related to obtaining the equity financing and were deducted from the proceeds of the equity pursuant to SAB Topic 5-A.  These out-of-pocket and consulting fees were contracted for and billed directly to CD&R who was the primary obligor for the services.

As required by ASC 850-10-50-1, the Registrant disclosed (i) the nature of the relationship involved, (ii) a description of the transaction and (iii) the dollar amounts of the transaction discussed above.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Matthew Jones
John Krug
Scott Wuenschell
Joel Parker
Securities and Exchange Commission
Craig A. Wilson, Esq.
Envision Healthcare Holdings, Inc.

Enclosures